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Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954 (212) 455-2000

FACSIMILE (212) 455-2502

October 17, 2007

Re:	Portugal Telecom, SGPS, S.A. Form 20-F for the Fiscal Year Ended December 31, 2006 Filed June 29, 2007 (File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

        On behalf of our client Portugal Telecom, SGPS, S.A. ("Portugal Telecom" or the "Company"), we are writing to respond to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated September 13, 2007, concerning the Annual Report on Form 20-F (the "Form 20-F") of the Company for the fiscal year ended December 31, 2006, filed with the Commission on June 29, 2007 (File No. 001-13758).

        We note that for all matters relating to the financial statements and the accounting policies and practices of the Company, the responses set forth below are based solely on information received from the Company's management.

Accrued post retirement liability, page 88 2(h). Pension benefits, page F-18 2(i). Post retirement health care benefits, page F-18
Comment 1:
We note your reference to independent actuaries. It was our understanding that you were going to "eliminate all references to an independent actuary and expand [y]our disclosures in relation to the method and assumptions used to determine the valuation..." Please revise accordingly in future filings.
Response:	The Company acknowledges the Staff's comment and intends to eliminate all references to independent actuaries in future filings as indicated in the Staff's comment.

In respect of expanding its disclosures, Portugal Telecom expanded the disclosure in the Form 20-F in respect of the method and assumptions used to determine the valuation of its pension benefits, as set forth on pages F-41 through F-48.
2(b). Changes in the consolidated Group, page F-14 3(d). Intangible assets, page F-16 32. Intangible assets, page F-70
Comment 2:
We note that you determined the fair value of the shareholders' agreement intangible asset based on the difference between "the purchase price of PT's acquisition of a 34% stake in MTC's share capital and the payable price of a previous transaction with former shareholders of MTC." Please tell us in more detail how this fair value was determined.

Response:
The shareholders' agreement entered into between the Company and the other shareholders of MTC guarantees the Company's control of MTC. In order to determine the fair value of the control premium, the Company analyzed different valuation alternatives and opted to compute the value of the control premium based on MTC's equity value, adjusted for its net debt, in order to arrive at a net equity value. A summary of the procedures performed follows:
a.
In order to compute the implied equity value for 100% of MTC, the Company gathered information regarding the acquisition in 2004 of stakes of 26% and 23% of MTC's share capital, as this was the best available information for purposes of the valuation analysis (since MTC is not a publicly traded company). The Company then adjusted the implied equity value for the corresponding net debt at that time, thus reaching a firm total value (net equity value);
b.
In order to calculate the present value of the firm's total value, the Company applied a transaction multiple determined by calculating the ratio of the firm total value to earnings before interest, taxes, depreciation and amortization ("EBITDA");
c.
The Company then applied this transaction multiple to the most recent EBITDA data (at the time of acquisition) and computed the updated firm total value, which it adjusted for the most recent net debt figures to determine the total equity value as of the date of the Company's acquisition of a stake in MTC;
	d.	An analysis was then performed using 34% of the calculated equity value and the acquisition price paid by the Company in order to calculate the control premium.

In addition, the Company believes that its calculated amount, on a percentage basis, is consistent with the results of control premium studies, which are often used by valuation analysts in valuing private companies.
Comment 3:
Please tell us how you evaluated the factors in IAS 38 and SFAS 142 in determining that the useful life of the shareholders' agreement is indefinite. Also, tell us the terms of the agreement and how you considered any provision in the agreement that may limit the useful life.
Response:
The terms of the shareholders' agreement provide that the Company has the control over the financial, operational and management policies of MTC. If there is any significant matter in respect of which unanimity cannot be achieved by the board of directors of MTC, then the matter shall be referred to the shareholders of MTC, and if a decision is made by the shareholders "other than by agreement between and the support of both NPTH [the other shareholder] and [Portugal Telecom]," the Company shall be entitled to revoke any decision taken on the matter and decide such matter in its sole discretion, upon notice to the remaining shareholders. The revocation and decision by the Company on any subject matter shall be deemed to constitute and be recorded as a resolution of MTC, superseding and replacing any previous resolution. The shareholders' agreement also provides that in connection with certain matters, a resolution must have the affirmative vote of the MTC shareholders holding at least an aggregate 75% of the votes. These matters include changes to the articles of association of MTC, changes to the issued share capital and changes regarding MTC's liquidation, winding-up, placement under judicial management, administration or other similar proceeding.

In addition, the Company is entitled to nominate MTC's general manager in respect of any one key area identified. Similarly, the managing director of MTC must be one of the directors nominated to the board of directors of MTC by the Company. The Company also sets the dividend policy of MTC, pursuant to which annual dividends should amount to not less than 50% of MTC's net profits after tax. The shareholders' agreement also includes a clause relating to the admission of new shareholders that states that "no person shall become a shareholder in the Company unless such person has first agreed in writing to the terms and conditions of this Agreement."

The Company evaluated the factors in IAS 38 and SFAS 142 in determining that the useful life of the shareholders' agreement is indefinite based on an evaluation of the pertinent factors for determining the useful life presented in paragraph 90 of IAS 38 and paragraph 11 of SFAS 142. Based on such factors, Portugal Telecom has determined the useful life of the shareholders' agreement to be indefinite due to the following:
SFAS 142, Paragraph 11:
a.
The expected use of the asset by the entity. The shareholders' agreement's duration is indefinite, as provided for therein, and as a result, it can only be terminated in accordance with the provisions of the shareholders' agreement or replaced by a new agreement between the shareholders. The shareholders' agreement also provides that a party's right to nominate directors lapses if such party ceases to be a shareholder, which the Company does not have the intention of doing. In addition, the shareholders' agreement provides that although the parties may agree to admit additional shareholders, no party may become a new shareholder unless such party agrees in writing to the terms and conditions stipulated in the shareholders' agreement. As a result, the expected use of the intangible asset extends through the life of MTC itself, which is also considered indefinite, as provided for in MTC's by-laws.
b.
The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate (such as mineral rights to depleting assets). The shareholders' agreement relates only to the life of the operations of MTC, which, as provided above, is also considered indefinite.
c.
Any legal, regulatory, or contractual provisions that may limit the useful life. There were no legal, regulatory, or contractual provisions stipulated in the shareholders' agreement that would limit its useful life. In addition, Portugal Telecom is unaware of any legal or regulatory provisions that could limit the useful life of the intangible asset, which is particularly important as the other party to the shareholders' agreement is a government-owned entity.
d.
Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions). The shareholders' agreement does not provide for its renewal or extension, as its duration is indefinite, as provided for therein.

e.
The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels). Even if competition increases in the Namibian market (the only market where MTC operates), the Company understands that such increased competition could impair the value of the intangible asset, and as a result, the estimated fair value of the intangible asset may become less than its carrying amount, for which an impairment loss would be recognized whenever such factors arise. The Company, however, does not believe that increased competition would limit the useful life of the intangible asset.
f.
The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life). There are no maintenance expenditures required regarding the intangible asset itself, as the maintenance expenditures required to obtain the future cash flows relate to those of MTC to run its business. In connection with the maintenance expenditures related to MTC, Portugal Telecom intends to provide its share of the necessary maintenance expenditures needed to obtain the expected future cash flows of MTC.
IAS 38, paragraph 90:
a.
The expected usage of the asset by the entity and whether the asset could be managed efficiently by another management team. This has been partially explained above in SFAS 142, paragraph 11, factor (a). Regarding the efficient management by another management team, the intangible asset does not require any "management," and this item therefore does not appear to be applicable.
b.
Typical product life cycles for the asset and public information on estimates of useful lives of similar assets that are used in a similar way. The intangible asset is not linked to any specific product and as a result, a product life cycle is not applicable since the intangible asset relates to the life of MTC itself. There is no public information regarding similar assets.
c.	Technical, technological, commercial or other types of obsolescence. This has been explained above in SFAS 142, paragraph 11, factor (e).
d.
The stability of the industry in which the asset operates and changes in the market demand for the products or services output from the asset. This has been explained above in SFAS 142, paragraph 11, factor (e).
e.	Expected actions by competitors or potential competitors. This has been explained above in SFAS 142, paragraph 11, factor (e).
f.
The level of maintenance expenditure required to obtain the expected future economic benefits from the asset and the entity's ability and intention to reach such a level. This has been explained above in SFAS 142, paragraph 11, factor (f).
g.
The period of control over the asset and legal or similar limits on the use of the asset, such as the expiry dates of related leases. This has been explained above in SFAS 142, paragraph 11, factor (c).
h.	Whether the useful life of the asset is dependent on the useful life of other assets of the entity. This has been explained above in SFAS 142, paragraph 11, factor (b).

The Company understands that the lists of pertinent factors for IAS 38 and SFAS 142 described above are not all-inclusive, and other factors should be evaluated. However, the Company did not identify any other factors that would limit the useful life of the intangible asset.

In addition, as provided in IAS 38 and SFAS 142, the Company intends to evaluate the useful life of the intangible asset on an ongoing basis to determine whether events and circumstances continue to support an indefinite useful life of such asset, in addition to performing an impairment analysis at least annually.
Changes in Internal Control Over Financial Reporting, page 178
Comment 4:
We note your disclosure that "[t]here were no material changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm to us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.
Response:
The Company acknowledges the Staff's comments and confirms that there was no change in its internal control over financial reporting that occurred during the fourth fiscal quarter in 2006 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. The Company intends to provide the disclosure required by Item 308(c) of Regulation S-K in future filings as indicated in the Staff's comment.
24. Accounts Receivable, page F-59
Comment 5:
Please refer to (ii). Tell us in detail the nature of the billing problems of Vivo and how you determined the adjustment of Euro 30 million. Also, tell us how you were able to conclude that your system of disclosure controls and procedures were effective.
Response:
During the first semester of 2006, Vivo concluded a process of migrating its customers to a platform that was already being used for commercial purposes, in order to optimize its Customer Relationship Management (CRM) systems in the Brazilian market. This process caused delays and problems in the collection process. The Company believes these problems, which involved pending balances with clients with long-term past due receivables not previously considered in the respective Allowances for Accounts Receivables, were solved in the second quarter of 2006. As a result, Vivo's management made an assessment of the estimated amount in order to adjust for the receivables subject to the collection problems identified.

As the Company believes the issues were identified and solved during the first and second quarters of 2006, Vivo was able to implement new internal control procedures in order to mitigate the risks identified relating to the use of its network. Vivo was also able to assure that as of December 31, 2006, the impacted systems were working properly and the related disclosure controls were effective, which permitted Vivo's management to conclude on the effectiveness of its system of disclosure controls and procedures.

30. Investments in group companies, page F-68
Comment 6:	Please present the additional financial data for all periods required under Rule 4-08(g)(2) of Regulation S-X.
Response:
The Company acknowledges the Staff's comment and respectfully requests permission to include financial data for all periods required under Rule 4-08(g)(2) of Regulation S-X in future filings. The Company's interpretation from the guidance was that it was only necessary to present the information for the periods in which the subsidiary met the significance test. As noted from the supplemental information for Unitel provided below for the years ended December 31, 2004, 2005 and 2006, the amounts related to the subsidiary did not meet the significance tests in 2005 and 2004.

Additional Unitel Financial Data to be Included in the Company's Future Fillings

(Amounts in Millions of Euros)

Balance sheet	2006	2005
Current assets	329.5	236.0
Tangible assets	326.7	248.9
Intangible assets	1.3	1.6

Total assets	657.5	486.5

Current liabilities	132.5	179.3
Medium and long-term debt	57.1	15.5

Total liabilit ies	189.6	194.9

Income statement	2006	2005	2004
Revenues	517.1	357.5	197.2
Costs	213.3	194.6	86.0

Income before financial results and taxes	303.8	162.8	111.2
Financial results	26.1	13.3	(7.7)

Income before income taxes	329.9	202.3	103.5
Minus: Income taxes	—	—	36.2

Net income	329.9	202.3	67.3

Significance Test (For Illustrative Purposes—Not to be Included in the Company's Future Filings)

(Amounts in Millions of Euros)		2006	2005	2004
Net Income Test:
Net income from continued operations before change in accounting principles under U.S. GAAP	(A)	734,651,474	424,539,503	485,667,843
Income taxes under IFRS		7,687,318	323,273,235	209,984,648
Proportional consolidation (income taxes from Vivo (note 7.c) included as part of our equity in earnings in such subsidiary)		156,886,220	(10,973,541)	(64,552,542)
Income taxes on our U.S. GAAP adjustments		(79,146,975)	(62,953,887)	(19,855,719)

Income taxes under U.S. GAAP	(B)	85,426,563	249,345,807	125,576,387

Income from continued operations under US GAAP before income taxes and change in accounting principles	(C)=(A)+(B)	820,078,037	673,885,310	611,244,230

Equity in the earnings of Unitel	(D)	82,477,320	50,580,539	16,820,236
THRESHOLD UNITEL—Net income	(E)=(D)/(C)	10.06%	7.51%	2.75%
Equity Test:
Shareholders' equity in accordance with US GAAP	(F)	1,877,583,784	1,819,394,017	1,638,520,119
Investment in Unitel	(G)	116,979,117	72,921,020	28,461,383
THRESHOLD UNITEL—Shareholders' equity	(H)=(G)/(F)	6.23%	4.01%	1.74%
46. Subsequent events, page F-101
Comment 7:	Please refer to the first paragraph. Tell us why the spin-off of PT Multimedia does not qualify as discontinued operations under paragraphs 6-12 of IFRS 5.
Response:
As explained in more detail in the Company's Form 20-F, the Company was subject to a tender offer launched by Sonaecom in 2006. As part of the Company's defense of the tender offer, the Company's management announced on August 3, 2006 its intent to spin off PT Multimédia as part of a remuneration package for its shareholders should the tender offer not succeed, subject to shareholder approval. The tender offer lapsed on March 2, 2007. The consolidated financial statements for the year ended December 31, 2006 were approved by the Company's board of directors and issued on March 21, 2007.

In considering whether PT Multimédia should qualify as a discontinued operation in the consolidated financial statements for the year ended December 31, 2006, the Company evaluated the criteria set forth in IFRS 5, paragraphs 7, 8 and 12. The Company concluded that the spin-off could not be considered "highly probable" as of March 21, 2007 due to the fact that the spin-off proposal was approved by the Company's shareholders on April 27, 2007. Only after April 27, 2007 did the Company's board of directors initiate a complete and active process to spin off PT Multimédia. Therefore, the Company believes that this is the date that PT Multimédia became a discontinued operation.
* * * *

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

                      Very truly yours,
                      /s/ Simpson Thacher & Bartlett LLP
                      SIMPSON THACHER & BARTLETT LLP

cc:	Henrique Granadeiro Zeinal Bava Luis Pacheco de Melo Francisco Nunes

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Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000 FACSIMILE (212) 455-2502